

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 13, 2023

David J. Matlin
61 Cedar Pt. Lane
Sag Harbor, NY 11963

> **Re: Clene Inc.**
> **Schedule 13D filed by David J. Matlin**
> **Filed February 6, 2023**
> **File No. 005-91949**

Dear David J. Matlin:

We have reviewed the above-captioned filing, and have the following comments.

Please respond to this letter by amending the filing or by providing the requested information. If a belief exists that our comments do not apply to your facts and circumstances or that an amendment is inappropriate, please advise us why in a response letter.

After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

Schedule 13D filed February 6, 2023

General

1. We note the date of the event reported as requiring the filing of the Schedule 13D was November 2, 2022. Rule 13d-1(a) of Regulation 13D-G requires the filing of a Schedule 13D within 10 days after the acquisition of more than five percent of a class of equity securities specified in Rule 13d-1(i). Based on the November 2, 2022 event date, the Schedule 13D submitted on February 6, 2023 was not timely filed. Please advise us why the Schedule 13D was not filed within the required 10 days after the acquisition.

2. We note footnote number two to the cover page explains that the percentage of beneficial ownership reported as being owned is based upon 73,820,010 shares of the issuer's common stock outstanding. Under Rule 13d-3(d)(1), "a person is deemed to be the beneficial owner of a security....if that person has the right to acquire beneficial ownership of such security [ ] within sixty days..." and "[a]ny securities not outstanding which are subject to such options...shall be deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the class...." Accordingly, please revise the disclosure to clarify, if true, that the amount of beneficial ownership was calculated in part based on the amount outstanding as determined under Rule 13d-3(d)(1).

3.   In response to Item 5(c) to Schedule 13D, the disclosure reads in part: "[e]xcept as described in this Schedule 13D...." Item 5(c) of Schedule 13D requires a description of "any transactions in the class of securities reported on that were effected during the past sixty days....." The disclosure offered in reply to this requirement suggests transactions have occurred within the specified sixty day period and have been disclosed in the Schedule 13D. Please revise to remove the implication that reportable transactions did in fact occur, or alternatively, disclose exactly which transactions did occur within the period specified under Item 5(c) of Schedule 13D.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions to Michael Killoy (202) 551-7576 or Nicholas Panos at (202) 551-3266.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Mergers & Acquisitions

cc: Kevin Shuler, Esq.